October 1, 2019

Joseph E. Scalzo
Chief Executive Officer and President
The Simply Good Foods Company
1225 17th Street, Suite 1000
Denver, CO 80202

       Re: The Simply Good Foods Company
           Registration Statement on Form S-3
           Filed September 30, 2019
           File No. 333-234004

Dear Mr. Scalzo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

       Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of
Manufacturing